December 29, 2005
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail
J.B. Hunt Transport Services, Inc.
Jerry W. Walton, Chief Financial Officer
615 J.B. Hunt Corporate Drive
Lowell, Arkansas 72745

		Re:	J.B. Hunt Transport Services, Inc.
			Form 10-K for the Year Ended December 31, 2004
       			File 000-11757

Dear Mr. Walton:

      Based upon an examination restricted solely to considerations of the Financial Statements, Management`s Discussion and Analysis, and
Selected Financial Data, the staff has the following comments on the above-referenced documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-K For the Fiscal Year Ended December 31, 2004

Item 7- Management Discussion and Analysis, page 12

1. It appears that fuel surcharges had a material effect on segment revenues. Since the effect of these charges varies greatly from amongst segments, please consider revising your MD&A to include a table that details revenues derived from fuel surcharges and "base" revenues, for each of your reportable segments, as well as the changes from period to period.


Item 8- Financial Statements and Supplementary Data

Consolidated Statement of Earnings, page 32

2. Consistent with the reporting treatment presented by other trucking companies and the fact that "fuel surcharge" revenues appear to vary materially from period-to-period, we believe you should separately classify these revenues from your "base" revenues on the consolidated statements of operations.

Note 1- Business, page 35

3. You state that you are one of the largest logistics companies in
North America. However, based on the disclosures on page 47, you contributed your entire logistics segment and all related intangible assets to acquire a 27% interest in Transplace Inc. Therefore, it would appear that you are no longer in the transportation logistics business. Please advise or revise to clarify.

Note 2- Summary of Significant Accounting Policies

Property, Plant and Equipment, page 36

4. Please tell us your spare parts and supplies balance as well as how you classify these amounts on your statement of position. If material, revise future filings to disclose your accounting policy regarding spare parts and supply within the notes to the financial statements.

Revenues Recognition, page 36

5. Based on disclosures on page 7, approximately 11% of your tractor operators are independent contractors. As such, please tell us how you structure these arrangements and whether you account for them on a
"net" or "gross" basis, in accordance with EITF 99-19. Additionally, please expand your revenue recognition policy to specifically detail whether you account for these arrangements on a "net" or "gross" basis.

6. Please tell us, in detail, the nature of the contract agreements within your dedicated contract services segment and how they differ from those in other segments.




	As appropriate, respond to these comments within 15 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label
"corresp" with a copy to the staff.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Juan Migone at (202) 551-3312 or undersigned at
(202) 551-3211 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,


      David R. Humphrey
      Branch Chief-Accountant
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Jerry W. Walton, Chief Financial Officer
J.B. Hunt Transport Services, Inc.
December 29, 2005
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